UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

FLOOR & DECOR HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

339750 101

(CUSIP Number)

Monica J. Shilling

Kirkland & Ellis LLP

333 South Hope Street

Los Angeles, California 90071

Tel: (310) 552-4355

Fax: (310) 552-5900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Corporate Opportunities Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,224,262 * (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,308,406 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,224,262 * (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.0% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Consists of (1) 12,308,406 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. (“ACOF III”) and (2) 5,915,856 shares of Class A common stock in the aggregate held by FS Equity Partners VI, L.P. and FS Affiliates VI, L.P. (together, “FS”) as of November 14, 2019. The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons ACOF Operating Manager III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,224,262 * (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,308,406 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,224,262 * (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.0% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Consists of (1) 12,308,406 shares of Class A common stock held by ACOF III and (2) 5,915,856 shares of Class A common stock in the aggregate held by FS as of November 14, 2019. The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF III and FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,224,262 * (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,308,406 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,224,262* (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.0% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Consists of (1) 12,308,406 shares of Class A common stock held by ACOF III and (2) 5,915,856 shares of Class A common stock in the aggregate held by FS as of November 14, 2019. The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF III and FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,224,262 * (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,308,406 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,224,262 * (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.0% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Consists of (1) 12,308,406 shares of Class A common stock held by ACOF III and (2) 5,915,856 shares of Class A common stock in the aggregate held by FS as of November 14, 2019. The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF III and FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,224,262 * (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,308,406 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,224,262 * (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.0% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Consists of (1) 12,308,406 shares of Class A common stock held by ACOF III and (2) 5,915,856 shares of Class A common stock in the aggregate held by FS as of November 14, 2019. The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF III and FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,224,262 * (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,308,406 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,224,262 * (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.0% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

* Consists of (1) 12,308,406 shares of Class A common stock held by ACOF III and (2) 5,915,856 shares of Class A common stock in the aggregate held by FS as of November 14, 2019. The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF III and FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,224,262 * (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,308,406 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,224,262 * (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.0% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

* Consists of (1) 12,308,406 shares of Class A common stock held by ACOF III and (2) 5,915,856 shares of Class A common stock in the aggregate held by FS as of November 14, 2019. The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF III and FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Voting LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,224,262 * (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,308,406 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,224,262 * (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.0% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Consists of (1) 12,308,406 shares of Class A common stock held by ACOF III and (2) 5,915,856 shares of Class A common stock in the aggregate held by FS as of November 14, 2019. The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF III and FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,224,262 * (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,308,406 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,224,262 * (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.0% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Consists of (1) 12,308,406 shares of Class A common stock held by ACOF III and (2) 5,915,856 shares of Class A common stock in the aggregate held by FS as of November 14, 2019. The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF III and FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,224,262 * (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,308,406 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,224,262 * (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.0% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Consists of (1) 12,308,406 shares of Class A common stock held by ACOF III and (2) 5,915,856 shares of Class A common stock in the aggregate held by FS as of November 14, 2019. The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF III and FS.

Explanatory Note

This Amendment No. 7 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by certain of the Reporting Persons on May 12, 2017, Amendment No. 1 to the Schedule 13D filed on July 27, 2017, Amendment No. 2 to the Schedule 13D filed on November 22, 2017, Amendment No. 3 to the Schedule 13D filed on May 29, 2018, Amendment No. 4 to the Schedule 13D filed on September 18, 2018, Amendment No. 5 to the Schedule 13D filed on March 4, 2019 and Amendment No. 6 to the Schedule 13D filed on August 13, 2019, (together, the “Original Schedule 13D” and together with this Amendment No. 7, the “Schedule 13D”). Except as amended herein, the Original Schedule 13D remains in full force and effect. Terms defined in the Original Schedule 13D are used herein as so defined.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following:

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Aggregate number and percentage of securities.

As of November 14, 2019, ACOF III directly holds 12,308,406 shares of Common Stock. Each of the Reporting Persons, as a result of the relationships described in Item 2 of this Schedule 13D, may be deemed to directly or indirectly beneficially own the shares of Common Stock held by ACOF III and reported on the cover pages to this Schedule 13D for such Reporting Person. See also items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

Based upon information included in filings with respect to the Issuer with the Securities and Exchange Commission, as of November 14, 2019, FS in the aggregate holds 5,915,856 shares of Common Stock, which are included in items 8 and 11 of the cover pages to this Schedule 13D. The Reporting Persons expressly disclaim the existence of, or membership in, a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with FS as a result of the Investor Rights Agreement or otherwise, as well as beneficial ownership with respect to any shares of Common Stock beneficially owned by FS, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons. The applicable ownership percentages reported in this Schedule 13D are based on an aggregate of 101,057,968 shares of Common Stock outstanding as of October 30, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 1, 2019.

(b) Power to vote and dispose. See items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition. The Reporting Persons expressly disclaim the power to vote or dispose of the shares held by FS included in Item 8 of the cover pages of this Schedule 13D, as a result of the Investor Rights Agreement or otherwise.

(c) Transactions within the past 60 days. On November 14, 2019, ACOF III sold 7,105,728 shares of Common Stock in a block trade in accordance with the requirements of Rule 144 under the Securities Act of 1933, as amended. FS did not sell any shares of Common Stock in connection with the sale by ACOF III and did not receive any proceeds from such sale. Except for the information set forth herein, including in Items 3, 4 and 6, which are incorporated herein by reference, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

(d) Certain rights of other persons. Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Date ceased to be a 5% owner. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following:

In connection with the sale on November 14, 2019 by ACOF III of 7,105,728 shares of Common Stock, ACOF III has agreed not to sell any additional shares of Common Stock during the 30-day period beginning on November 14, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 18, 2019

ARES CORPORATE OPPORTUNITIES FUND III, L.P.

By:	ACOF Operating Manager III, LLC
Its Manager

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ACOF OPERATING MANAGER III, LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES MANAGEMENT LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC
Its General Partner

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES HOLDCO LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES HOLDINGS INC.

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES MANAGEMENT CORPORATION

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES VOTING LLC

By: ARES PARTNERS HOLDCO LLC
Its: Sole Member

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory